June 1, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief – Office of Financial Services
Joshua Dilk, Staff Attorney

Re:     Peoples Bancorp Inc.
        Registration Statement on Form S-3 (File No. 333-211637)

Ladies and Gentlemen:

Peoples Bancorp Inc. (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Friday, June 3, 2016 at 9:00 A.M., or as soon thereafter as practicable.

In connection with the above request, the Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Adam L. Miller of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6250 or by facsimile at (614) 719-5186.

Very truly yours,

/s/ M. Ryan Kirkham, Esq.

M. Ryan Kirkham
Senior Vice President and General Counsel